October 5, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tim Buchmiller Jeffrey Gabor Kristin Lochhead Vanessa Robertson
Re:	Pyxis Oncology, Inc. Registration Statement on Form S-1 File No. 333-259627
Acceleration Request
Requested Date: October 7, 2021
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pyxis Oncology, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-259627 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on October 7, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Istvan Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,
/s/ Lara Sullivan
Lara Sullivan, M.D. Chief Executive Officer
Pyxis Oncology, Inc.

cc:	Pamela Connealy, Pyxis Oncology, Inc. Frank Rahmani, Sidley Austin LLP Asher Rubin, Sidley Austin LLP Istvan Hajdu, Sidley Austin LLP Nathan Ajiashvili, Latham & Watkins LLP